

Saskatchewan Wheat Pool

HEAD OFFICE: 2625 Victoria Avenue, Regina, Saskatchewan, Canada S4T 7T9 TEL: (306) 569-4411 FAX: (306) 569-4708

Exemption #: 82-5037



06014429

June 12, 2006

Attn: Paul Dudek
Securities and Exchange Commission
450 5th Street N. W.
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-772-9207

SUPPL

Saskatchewan Wheat Pool
Exemption No: 82-5037
Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached is:

1. A copy of a news release dated June 9, 2006, which includes the third quarter interim Quarterly Report, and third quarter financial statements and notes. These were mailed to the shareholders and filed with the Toronto Stock Exchange and provincial securities commissions.

2. Copies of Form 52-109F2, Certification of interim filings for the President and Chief Executive Officer and the Chief Financial Officer. These were filed with the Toronto Stock Exchange and provincial securities commissions.

3. A copy of the confirmation of mailing that was also filed with the provincial securities commission and Toronto Stock Exchange.

Yours very truly,

for, Colleen Vancha, Vice-President
Investor Relations and Communications

Copy to: Ray Dean, Vice-President, General Counsel and Corporate Secretary
Wayne Cheeseman, Chief Financial Officer

Attachment

RECEIVED
2006 JUN 15 P 12:58
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PROCESSED
JUN 16 2006
THOMSON FINANCIAL

dlw 6/16



Saskatchewan Wheat Pool Inc.

For Immediate Release
June 9, 2006
Regina, Saskatchewan
Listed: SWP: TSX

POOL'S THIRD QUARTER REFLECTS STRONG GRAIN HANDLING CONTRIBUTIONS

Saskatchewan Wheat Pool Inc. today announced its third quarter financial results for the period ending April 30, 2006. The Pool's Grain Handling and Marketing segment had a strong quarter reflecting increased grain handling volumes, enhanced port terminal efficiencies and improved margins.

President and CEO Mayo Schmidt said, "The Pool's third quarter results illustrate our ability to deliver strong performance through the grain pipeline especially when solid industry fundamentals exist. We increased shipments, improved margins, and maximized our export and logistics expertise; all key business drivers in this highly competitive industry."

HIGHLIGHTS

- The Pool's earnings from continuing operations for the quarter (prior to one-time items and the effect of the tax rate change on future taxes) rebounded to $0.8 million versus a loss of $2.1 million in the third quarter last year.

- The Pool's grain and oilseed shipments for the quarter were 2.0 million tonnes, up approximately 23% over the third quarter of 2005, bringing the nine-month total to 5.9 million tonnes. This compares to shipments of 4.9 million tonnes a year earlier.

- On a year-to-date basis, the Pool outperformed the industry with its non-Board shipments rising 48% versus the industry, which was up 22%. The Pool's CWB shipments were on par with the industry, up 3% for the first nine-months.

- The Pool's Grain Handling and Marketing segment realized a 9% increase in its gross margin per tonne on a year-to-date basis. Gross margins for the first nine months of fiscal 2006 (excluding one-time items) were $19.36 versus $17.75 for the same period last year.

- The Vancouver port terminal, which is managed through a joint venture operation with James Richardson International Ltd. (JRI), continues to perform extremely well. The joint venture has created an additional 1.0 million tonnes of export capacity annually providing substantial benefits to the entire industry and to this important strategic Canadian port.

- EBITDA contributions from the Grain Handling and Marketing segment were $19.8 million, up 89% from $10.4 million earned in the previous year's third quarter. On a year-to-date basis, EBITDA was up 86% to $37.2 million from $20.0 million.

- During the third quarter, the Pool divested of its 50% joint venture interest in a grain and agri-product facility at Lloydminster, Saskatchewan. The transaction closed on February 22, 2006, and a pre-tax gain on sale of $2.4 million was recorded, with $2.0 million in the Grain Handling and Marketing segment and the balance in the Agri-products segment.

- The Pool's wholly owned Can-Oat Milling had a solid performance resulting in a 19% increase in EBITDA on a year-to-date basis.

- Can-Oat Milling's expansion project announced in December 2005 is on schedule. The oat miller has awarded tenders and construction is underway to expand the capacity of its Portage la Prairie plant by 50,000 tonnes. The project, expected to be operational in the spring of 2007, will allow Can-Oat to meet the growing needs of its North American customer base.

- During the quarter, the company successfully raised $50.25 million in gross proceeds ($47.9 million in net proceeds) through an equity offering and $100 million in gross proceeds ($97.1 million in net proceeds) through an 8% Senior Unsecured Notes offering. This cash, together with working capital was used to redeem $150 million of 12% Senior Subordinated Notes on May 5, 2006, over two years in advance of the original maturity date. As a result, the Pool's long-term debt has declined by $50 million and its future annual interest costs cut by approximately $10 million. Subsequent to the quarter-end, an over-allotment option related to the equity offering was exercised by the syndicate of underwriters for $5.3 million in gross proceeds ($4.8 million in net proceeds).

- The Pool's debt-to-equity ratio improved to 26:74 from 60:40, last year. This improvement is based on the assumption that the $150 million of Senior Subordinated Notes were repaid at April 30, 2006, rather than May 5. Likewise, the long-term debt-to-equity ratio improved to 21:79 from 56:44, last year.

- On May 19, 2006, the Pool issued 1,046,627 common shares pursuant to a private placement with Tokyo-based Mitsui & Co., Ltd at a five-day volume weighted average price of $7.6436 for $8.0 million. In addition, the Pool entered into a multi-year supply agreement and will become one of Mitsui's primary suppliers of oilseeds into Japan, a premier international canola market.

Looking forward, President and CEO Schmidt commented, "The Pool's new platform for growth is based on the strength of our balance sheet and our ability to optimize our strategic footprint across Western Canada. We have seen some positive recognition federally to important agricultural issues. We certainly look forward to opportunities that promote sustainability, investment and long-term economic prosperity for all industry stakeholders."

Financing Expenses
For the periods ended April 30

($ millions)	Three Months F2006	Three Months F2005	Nine Months F2006	Nine Months F2005
Interest	$ 5.3	$ 6.0	$ 15.2	$ 18.2
Non-cash accretion and amortization	1.1	3.0	3.1	8.9
	$ 6.4	$ 9.0	$ 18.3	$ 27.1
Senior subordinated note adjustment to face value	$ 8.2	-	$ 8.2	-
Early repayment premium for senior subordinated note	3.0	-	3.0	-
	$ 11.2	-	$ 11.2	-

There was a corporate tax expense of $3.6 million for the third quarter of fiscal 2006 whereas a corporate tax recovery of $1.9 million was recorded in last year's quarter. The loss before corporate taxes for the quarter was $7.0 compared to a loss of $4.0 million last year. Usually a recovery of corporate taxes is expected with a loss before corporate taxes. However, this quarter the Pool was required to record a $5.8 million future tax expense associated with the recent 2006 Saskatchewan Provincial Budget. The Provincial Budget introduced lower corporate tax rates that will gradually reduce the Pool's corporate tax rate from 36.5% at July 1, 2006 to 34.5% on July 1, 2008. The rate reductions trigger a future tax expense because the Pool has a future income tax asset (primarily capital cost allowances and losses available for carry forward) and the amount of tax that this asset shelters is reduced.

Earnings from continuing operations before one-time items and the effect of the tax rate change on future taxes in the third quarter of fiscal 2006 were $0.8 million versus a loss of $2.1 million in the previous year's quarter. The loss from continuing operations for the quarter after these items was $10.6 million compared to a loss of $2.1 million last year.

For the nine-month period, the loss from continuing operations before one-time items and the effect of the tax rate change on future taxes was $8.9 million, which compares to a loss of $21.4 million for the same period a year ago.

The loss from continuing operation before one-time items was $14.7 million in the first nine-months of fiscal 2006 versus $21.4 million in fiscal 2005. The Pool's earnings cycle is highly seasonal with the third quarter being relatively weak and the majority of its income and cash flow generated in the fourth quarter.

Reconciliation of earnings from continuing operations before one-time items and the effect of tax rate change on future taxes
For the periods ended April 30

($ millions)	Three Months F2006	Three Months F2005	Nine Months F2006	Nine Months F2005
Net loss	($ 8.2)	($ 0.9)	($ 13.0)	($ 17.4)
Net recoveries from discontinued operations	2.4	1.2	7.3	1.2
Loss from continuing operations	(10.6)	(2.1)	(20.3)	(18.6)
Gain on disposal of interest in Lloydminster joint venture	2.4	-	2.4	-
Miscellaneous revenue	-	-	-	1.6
Senior subordinated note adjustment to face value	(8.2)	-	(8.2)	-
Senior subordinated note early repayment premium	(3.0)	-	(3.0)	-
Tax recoveries	-	-	-	1.4
Future tax recoveries of one-time items	3.2	-	3.2	(0.2)
One-time items	(5.6)	-	(5.6)	2.8
Loss from continuing operations before one-time items	(5.0)	(2.1)	(14.7)	(21.4)

Effect of tax rate change on future taxes	(5.8)	-	(5.8)	-
Earnings (loss) from continuing operations before one-time items and the effect of the tax rate change on future taxes	$ 0.8	($ 2.1)	($ 8.9)	($ 21.4)

Both the third quarter of the current and prior year included net recoveries from discontinued operations of $2.4 million and $1.2 million respectively. For the third quarter of fiscal 2006, the $2.4 million recovery relates to filings of subsidiary companies through the Canadian Agricultural Income Stabilization (CAIS) program. The $1.2 million in recoveries for the prior year's third quarter pertain to settlements and recoveries from discontinued operations.

The following table provides the earnings per share information for the comparable periods:

Earnings per share
For the periods ended April 30

	Three Months F2006	Three Months F2005	Nine Months F2006	Nine Months F2005
Loss from continuing operations, prior to accretion and inducement premium	(0.13)	(0.11)	(0.25)	(1.27)
Loss from continuing operations	(0.13)	(1.98)	(0.25)	(4.53)
Net recoveries from discontinued operations	0.03	0.06	0.09	0.08
Net loss	(0.10)	(1.92)	(0.16)	(4.45)
Number of shares outstanding	88,534	35,072	88,534	35,072
Weighted average shares outstanding	83,716	19,916	82,448	14,620

SEGMENT RESULTS

Grain Handling and Marketing

The Pool's grain shipments were 2.0 million tonnes in the third quarter of 2006 versus 1.6 million tonnes for the same period last year. Non-Board shipments were 59% higher quarter-over-quarter, while CWB shipments were up slightly at 2%.

On a year-to-date basis, the Pool's total shipments were up 19%, primarily due to our strong non-Board marketing program. Industry shipments for the same period were up 10%. Pool shipments reached 5.9 million tonnes in the first nine-months compared to 4.9 million tonnes for the same period a year earlier. In total, the Pool's non-Board shipments, consisting of mainly canola and peas, were up 48%, which compare to 22% for the industry. CWB shipments for the Pool were up 3% on par with the industry. Of the Pool's total shipments this year, CWB grains represent 56% versus 64% last year.

Producer deliveries into the Pool's primary elevator network were up 6% for the third quarter to 1.6 million tonnes. On a year-to-date basis, deliveries were 5.6 million tonnes compared to 5.0 million tonnes last year. The increases primarily reflect the increased production available to the Pool this fiscal year in Saskatchewan as shown in the following table.

Statistics Canada – December 7, 2005 Crop Production Estimate of Major Grains, Oilseeds and Specialty Crops

(in millions of metric tonnes)	Saskatchewan	Alberta	Manitoba
Fiscal 2006	30.6	19.4	5.1
Fiscal 2005	26.1	18.4	8.3
Increase (decrease)	17%	5%	(39%)

The year-to-date consolidated market share across the western provinces was 23.4%, up from 22.8% last year as a result of the larger crop in Saskatchewan. Market share can fluctuate throughout the year depending upon the CWB export program and the timing of contract calls in each province.

Total port terminal volumes for our Vancouver and Thunder Bay export facilities were 1.3 million tonnes for the third quarter compared to 1.0 million tonnes a year earlier. On a year-to-date basis, Vancouver and Thunder Bay's combined volumes were 3.7 million tonnes versus 3.0 million tonnes in the prior year. Our non-Board terminal handlings increased 57% while the CWB terminal handlings increased only 5% despite the better quality and slightly larger wheat and durum production available this fiscal year. Export movement through our Vancouver port terminal increased by 0.8 million tonnes in the first nine-months of this year compared to last year primarily due to strong canola and pea movement.

On a year-to-date basis, the Pool's share of shipments through our investment in the Prince Rupert Grain (PRG) terminal was up 33% as a result of the CWB favouring shipments through that port facility.

The Pool and JRI continue to operate their adjacent port terminal facilities in Vancouver as a joint venture. By managing grain stocks jointly, the total number of "segregations" has been cut by half at the two terminals freeing up storage space not otherwise available. With overall improved efficiency and the ability to accommodate the loading of larger vessels, the joint venture is performing as intended. The Pool's share of volumes through the joint venture on a year-to-date basis were 2.8 million tonnes, which would approximate the terminal's annual throughput capacity if it were operated on a stand-alone basis. The joint venture has created an additional 1.0 million tonnes of capacity annually, to be utilized this year to support additional exports. Western Canadian farmers now have access to this additional, high efficient capacity to serve their export requirements in years of strong export movement. The joint venture requires regulatory approval, and we now expect the issue to be brought before a federal Competition Tribunal for resolution in the spring of 2007.

Grain Handling and Marketing Volumes
For the periods ended April 30

('000s metric tonnes)	Three Months F2006	Three Months F2005	Quarter Increase	Nine Months F2006	Nine Months F2005	YTD Increase (Decrease)
Primary elevator receipts	1,622	1,527	6%	5,575	4,966	12%
Primary elevator shipments						
CWB grains	1,065	1,041	2%	3,261	3,176	3%
Non-Board grains and oilseeds	914	574	59%	2,609	1,763	48%
Total primary elevator shipments	1,979	1,615	23%	5,870	4,939	19%
Port terminal receipts						
Vancouver	1,012	797	27%	2,806	1,972	42%
Thunder Bay	264	159	66%	943	1,003	(6%)
	1,276	956	33%	3,749	2,975	26%
Share of PRG	237	228	4%	686	516	33%
Total port terminal receipts	1,513	1,184	28%	4,435	3,491	27%

The segment's third quarter gross margin improved to $22.79 per tonne, up from $20.89 last year. The improvement stems mainly from stronger canola margins due to merchandising and blending gains, and improved utilization of 100-unit trains. Partly offsetting these improvements are lower malt barley margins, which have been negatively impacted by the poor quality crop. This quarter's margin includes $1.00 per tonne reflecting the gain on sale related to the divestiture of the Lloydminster joint venture. There were no one-time items during last year's third quarter.

On a year-to-date basis, gross margins were up 9% to $19.69 per tonne from $18.06 per tonne last year. This year's margins include the previously noted one-time positive item, which contributed $0.33 per tonne. Last year's gross margins included $0.31 per tonne of positive one-time items. The improvement reflects higher canola margins and blending gains, more efficient asset and pipeline utilization, particularly at the Port of Vancouver, as well as more drying revenue.

Segment EBITDA for the third quarter of 2006 was $19.8 million compared to $10.4 million recorded last year. Increased shipments and better gross margins were the primary factors for the improvement. On a year-to-date basis, EBITDA was $37.2 million for the first nine-months of 2006 versus $20.0 million last year.

Segment EBIT for the quarter was $16.9 million compared to EBIT of $7.4 million earned in the third quarter of 2005. For the nine-months ended April 30, 2006, EBIT was $28.5 million versus $11.4 million last year.

Outlook for Grain Handling and Marketing

Based on the CWB's projected export program of 17.2 million metric tonnes and Agriculture and Agri-food Canada (AAFC) estimates of about 8.5 million metric tonnes of non-Board exports, *industry exports through licensed facilities are expected to increase by 25% to 25.7 million metric* tonnes. The following table reflects the CWB and AAFC estimates, reported on May 31, 2006, adjusted for products and other non-licensed exports.

(in millions of metric tonnes)	Fiscal 2006 Estimate	Fiscal 2005 Actual
CWB grains	17.2	14.8
Non-Board grains & oilseeds	8.5	5.8
Total	25.7	20.6

The industry's ability to reach this target will be largely dependent upon the CWB meeting its export estimate, particularly wheat, which has been below target to date. With the recent rally in U.S. wheat prices due to drought in the primary hard red winter wheat growing region, we expect producers to take advantage of better prices and the CWB to begin increasing shipments in an effort to meet their export targets during the fourth quarter. For non-Board exports, AAFC estimates canola exports to rise by 47% in fiscal 2006 to 5.0 million tonnes from 3.4 million tonnes in 2005. With elevator space high across the Prairies, the Pool is in a good position to meet the demands of increased fourth quarter producer deliveries.

The industry continues to predict strong carryover into fiscal 2007, however, because of the recent rally in canola prices and strong canola movement, stocks are expected to be slightly below the 11.0 million tonnes previously estimated. In its March 31, 2006 Stock Report, which was released on May 10, 2006, Statistics Canada estimated that on-farm stocks remain well above average for many commodities. The Pool believes that on-farm stocks of the six major grains in Western Canada could end the fiscal year at 9.9 million tonnes, up considerably from the 7.7 million tonnes carried over into 2006 and double the 4.8 million tonnes average carryover. This will provide additional volume for fiscal 2007 and, depending on upcoming new crop quality, could offer more blending opportunities than are currently available this fiscal year.

Margins, while expected to exceed last year, will continue to be influenced by limited blending opportunities of lower quality wheat and lower malt barley margins due to quality issues caused by wet weather during last year's harvest. Another factor that is now believed to potentially impact margins for fiscal 2006 is the mix between CWB and non-Board commodities within the Pool's shipments. Last year, the Pool's CWB/non-Board mix was 64/36. We now believe that the Pool's shipments may be slightly below historical averages of 60/40. Given the lag in CWB wheat shipments to date, and the fact that CWB grains tend to provide higher margin opportunity, the change in mix could temper overall margins for the year even with the improved margins for non-board grains we have experienced this year. Still, we expect volumes to exceed last year's levels given higher expected exports and good demand.

Agri-products

Our Agri-products segment generated sales of $56.3 million this quarter compared to $66.5 million in the third quarter of fiscal 2005. This quarter's sales reflect timing differences in seed sales relative to last year's third quarter. Last year, producers purchased more seed during the third quarter because of fears there would be a shortage of quality seed during the fourth quarter when the spring selling season normally peaks. In addition, this year, producers were undecided about what to seed given low commodity prices and high carryover stocks and, as a result, seed purchases were lower in the third quarter.

Fertilizer sales through the Pool's retail operation were down this quarter compared to the prior year mainly due to a wet spring especially in central and northern Saskatchewan, which limited advanced fieldwork. Western Co-operative Fertilizer Ltd. (WCFL) sales were 24% higher than the previous year's third quarter primarily a result of higher selling prices that reflect increased natural gas costs. Natural gas is a primary component in fertilizer and a key input cost in the manufacturing process.

For the nine-month period, segment sales totaled $199.5 million, a 3% increase from the $193.9 million in sales generated in 2005. Sales through the Pool's retail operation were on par with last year with slightly higher fertilizer sales offset by a decrease in seed sales. WCFL sales were up this year by 5% due to higher selling prices. The higher sales values were offset somewhat by lower sales volumes.

A breakdown of consolidated sales and operating revenues for the Agri-products segment follows.

Agri-products Sales and Other Operating Revenues
For the periods ended April 30

($ millions)	Three Months F2006	Three Months F2005	Nine Months F2006	Nine Months F2005
Fertilizer products	29.0	33.7	150.5	141.3
Crop protection products	7.6	8.3	17.3	16.4
Other	19.7	24.5	31.7	36.2
Total	56.3	66.5	199.5	193.9

EBITDA from the Agri-products segment for the third quarter was nil compared to earnings of $2.9 million in the third quarter last year. On a year-to-date basis, EBITDA was a loss of $4.8 million, compared to earnings of $4.9 million recorded in last year's first nine-months.

Margins were reduced due to lower sales volumes, a lack of price appreciation on fertilizer, a change in seed product mix, and competitive pricing pressures. A $0.4 million one-time positive item, related to the Lloydminster joint venture divestiture is included in 2006's three-month and nine–month EBITDA.

While the Pool has experienced better bad debt collections in its third quarter this year, the year-to-date collections remain lower relative to last year's level. This is partly a result of extended terms the Pool granted to customers for their 2004 crop inputs due to the severe frost that occurred. Collections related to the 2005 loan program are ahead of collections for the 2004 loan program for the comparative nine-month period. Lower bad debt recoveries for the nine-month period in 2006 were partially offset by a $0.9 million increase in research and development revenue recorded in the second quarter.

EBIT for the quarter was a loss of $2.7 million compared to earnings of $0.7 million in last year's quarter. On a year-to-date basis, EBIT was a loss of $12.9 million versus a loss of $2.5 million last year. Reduced margins were the main contributor to lower EBIT for this year.

Outlook for Agri-products

Seeding is approximately 90% complete across the Prairies with northeastern sections of Saskatchewan lagging at approximately 70%. Seeding is behind in this area of Saskatchewan because of excess moisture. Good drying conditions are needed to complete this spring's plantings. This is a particularly important Pool market for the sale of canola seed and fertilizer. Growing conditions throughout the remainder of the Prairies are generally above average to date. The Pool generates approximately 60% of it agri-product sales in the fourth quarter making it the main selling season for this segment. This year, the percentage may be higher given the delay in seeding decisions that pushed some third quarter sales into the fourth quarter. In June, the majority of the Pool's sales are crop protection products, which are somewhat dependent upon weather conditions. Significant moisture this spring is expected to promote rapid weed growth, which could lead to increased demand for crop protection products in the final quarter. WCFL contributions for the full year will reflect competitive margin pressures and the lack of price appreciation in the last half of the fiscal year resulting from changes in natural gas prices.

Agri-food Processing

The Agri-food Processing segment, which includes wholly owned Can-Oat Milling and 42.4% owned Prairie Malt Limited, generated third quarter sales of $29.8 million, up from the $28.7 million generated in the third quarter of 2005. Can-Oat Milling sales were $21.3 million versus $21.7 million. Prairie Malt sales were $8.5 million up from $7.0 million in last year's third quarter as they attempted to catch up on previously delayed customer shipments.

On a year-to-date basis, total segment sales were $90.1 million, up slightly from $89.7 million a year earlier. Can-Oat's sales grew by 4% to $67.3 million from $64.7 million. The sales improvement continues to reflect increased sales of finished products, including oat flakes, bran, and low bran flour. Cereal and breakfast bar manufacturers have switched to whole grains in response to a growing health-conscious consumer market. Growth in the consumption of food products containing oats has been strong relative to last year and is a positive factor influencing demand for Can-Oat products.

Prairie Malt's sales were down 9% to $22.8 million from $25.0 million a year earlier due to the strengthening of the Canadian dollar and excess capacity in the North American and European malt industries.

Segment EBITDA for the third quarter was $3.9 million on par with last year. On a year-to-date basis, EBITDA was $14.3 million, up 11% from the same period a year ago when the segment earned $12.8 million.

Can-Oat's EBITDA was approximately 19% ahead of last year's first nine-months. The primary factors that improved margins this year were the change in product mix to higher valued finished products, an increase in the yield and improved oat quality. Prairie Malt's contribution was down because of lower margins that were pressured by higher processing costs, higher energy costs and the strengthening Canadian dollar.

EBIT for the segment's quarter was on par with the $2.6 million generated in the third quarter last year. On a year-to-date basis, EBIT was $10.4 million versus $9.0 million in the previous year's period.

Can-Oat's $12.0 million expansion project announced in December 2005 for its Portage la Prairie plant is on schedule with tenders successfully awarded and construction started. The biomass fuel boiler project estimated to cost $1.7 million will be delayed but is expected to be operational in fiscal 2007. The company is taking extra steps to satisfy environmental standards primarily related to technical issues that have arisen during the initial design phase.

Outlook for Agri-food Processing

Growth in the consumption of food products containing oats and new product development from major food manufacturers is a positive long-term trend for this food category. Can-Oat's strong market position and industry dynamics in the oat ingredient market are expected to result in another solid year for the oat miller and provide the industry fundamentals to support its 50,000 tonne expansion. The new capacity will allow the company to increase its primary processing capacity and, as a result, once the new capacity comes on stream in the spring of 2007, the proportion of primary products in Can-Oat's sales mix will increase.

With seeding of the new crop virtually complete, oat acreage is expected to increase providing ample supply to meet Can-Oat's production requirements.

Corporate Costs

Corporate costs for the third quarter in 2006 were $6.2 million versus $5.7 million last year. On a year-to-date basis, costs were $18.0 million, up from $14.2 million a year earlier. Approximately $1.3 million of the year-to-date increase was associated with recording nine-months of provincial capital taxes. The Pool now pays Saskatchewan capital taxes as a result of continuing under the *Canada Business Corporations Act* in March of 2005. Last year, the entire tax was expensed in the last four months of the year. The remainder primarily reflects additional wages and benefits, and the costs of funding the first business plan of the Western Farm Leadership Cooperative.

Corporate Taxes

The recent 2006 Saskatchewan Provincial Budget introduced lower corporate tax rates, which will reduce the Pool's corporate tax rate gradually from 36.5% at July 1, 2006 to approximately 34.5% on July 1, 2008. As well, the Saskatchewan capital tax will be eliminated over the same timeframe. The impact of the rate reduction is that the future income tax asset (primarily capital cost allowance and losses available for carry forward) shelters less future income tax payable and therefore a future tax expense of $5.8 million was recorded in the third quarter.

The 2006 Federal Budget also introduced lower corporate tax rates, which are expected to reduce the Pool's corporate tax rate from approximately 34.5% in July 2008 to 31.4% by July 2010. The Federal Government passed these amendments on June 6, 2006 and, as a result, the Pool will record a future tax expense to reflect the reduced value of the future income tax asset in its fourth quarter. The non-cash charge to future tax expense is estimated to be approximately $10 million.

Other

A five-year collective agreement with the Grain Worker's Union, representing 107 employees at the Pool's Vancouver grain terminal, was ratified on May 1, 2006. The expected costs associated with this agreement are on average 3% per contract year. This agreement provides five years of labour stability for the port of Vancouver, the primary gateway to international export markets.

With respect to the Saskatchewan Wheat Pool/Grain Services Union Pension Plan, the amount of the estimated solvency deficit as at December 31, 2005 has been reduced from $43.5 million, projected in January 2006, to $38.8 million in the actuarial report approved for filing with OSFI by the Trustees on June 8, 2006. Readers may refer to Note 11, in the Notes to the Consolidated Financial Statements, for a summary of the issues facing this plan.

Pursuant to the Pool continuing as a business corporation under the *Canada Business Corporations Act*, effective March 31, 2005, the company petitioned the Saskatchewan legislature to repeal The Saskatchewan Wheat Pool Act, 1995. Royal assent was granted on April 27, 2006.

LIQUIDITY AND CAPITAL RESOURCES

During the third quarter and subsequent to quarter-end, the Pool completed the following transactions which substantially reduced long-term debt and future interest costs and increased equity.

- On April 5, the Pool issued 6,700,000 common shares at a price of $7.50 per common share to a syndicate of underwriters on a bought-deal basis. Net proceeds from the offering were $47.9 million after underwriters' fees and offering expenses.

- On April 6, the Pool issued $100 million of 8% Senior Unsecured Notes due April 8, 2013. Net proceeds to the Pool were $97.1 million after underwriters' fees and offering expenses.

- On May 5, subsequent to quarter-end the Pool redeemed all outstanding 12% Senior Subordinated Notes due November 29, 2008 at their full redemption price of $153 million which included a [illegible] million premium for early redemption. The net proceeds from the debt and equity offerings and working capital were used to redeem the Notes.

- On May 9, the Pool issued 670,000 common shares at $7.50 per share pursuant to an over-allotment option that was granted to the underwriters for the equity offering. Net proceeds were $4.8 million after underwriters' fees.

- On May 19, the Pool issued 1,046,627 common shares at $7.6436 per share (five day volume weighted average price) pursuant to a private placement with Tokyo-based Mitsui & Co., Ltd. Gross proceeds were $8 million.

The reduction of the interest rate on long-term debt from 12% to 8% and the decrease in the outstanding amount from $150 million to $100 million will result in lower future interest payments of approximately $10 million per year. The net proceeds from the over-allotment option and private placement were added to working capital.

Total shares outstanding at the end of the quarter were 88,534,137 and at the end of May were 90,250,764. The increase reflects the exercising of the over-allotment option and the private placement with Mitsui & Co., Ltd.

Key Financial Information

($ millions except ratios)	April 30, 2006	April 30, 2005	July 31, 2005
Current ratio	1.65*	1.36	2.31
Total debt-to-equity	26:74*	60:40	33:67
Long-term debt-to-equity	21:79*	56:44	29:71
Current assets	$ 488*	$ 433	$ 348
Current liabilities	295*	319	151
Working capital	$ 193	$ 114	$ 197
Total debt	$ 152*	$ 297	$ 184
Term debt	$ 112*	$ 254	$ 154
Shareholders equity	$ 424	$ 200	$ 381

* Assuming the Senior Subordinated Notes had been repaid on April 30 resulting in a $153 million decrease to current assets, current liabilities and debt from the amounts shown on the April 30 balance sheet.

Debt Ratings

Rating Agency	Corporate Rating	Bank Debt	Senior Unsecured Notes
May 2006			
Standard & Poor's	B+	BB	B
DBRS	NR*	BB (low)	B (high)

* NR - not rated

On March 14, 2006, Standard & Poor's raised the company's credit rating to B+ from B. The change reflects the company's refinancing initiative and substantially strengthened balance sheet. On April 7, 2006, the Dominion Bond Rating Service (DBRS) rated the Company's bank debt (Senior Secured Debt) as BB (low) while assigning a B (high) to the Company's Senior Unsecured Notes reflecting the Pool's manageable financial leverage position and improved earnings potential.

The Senior Subordinated Notes were redeemed on May 5, 2006, and therefore are no longer rated.

Short-term Investments

Excluding its proportionate share of joint ventures, the Pool held short-term investments of $180 million at April 30, 2006, $0 at April 30, 2005 and $29 million at July 31, 2005. This year's quarter includes funds received from the equity and note offerings that were subsequently used along with working capital to redeem the Senior Subordinated Notes for $153 million. Short-term investments are generally used to fund operating requirements before draws are made against credit facilities.

Revolving Asset Backed Loan Facility

A $250 million revolving asset backed loan facility is utilized at various times during the year to finance the Pool's operating requirements, which primarily consist of grain and agri-product inventory purchases and financing of accounts receivable from the CWB and other trade accounts. This facility matures in March 2008.

Amounts Drawn on Credit Facility

($ millions)	As at April 30, 2006	As at April 30, 2005	As at July 31, 2005
Saskatchewan Wheat Pool Inc.:			
Cash draws	$ -	$16	$ -
Letters of credit	$ 15	$36	$ 31

Certain of the Pool's subsidiaries and joint ventures have their own bank operating facilities. The company does not guarantee, nor does it have responsibility for the repayment of the subsidiaries' or joint ventures' loans. Total cash drawings of the subsidiaries were $0 at April 30, 2006, $0.5 million at April 30, 2005 and $0.4 million at July 31, 2005.

Selected Working Capital Changes

(in millions except average price per tonne)	As at April 30, 2006	As at April 30, 2005	As at July 31, 2005
Inventory			
Non-Board grains			
Average price per tonne	$ 175	$ 162	$ 162
Tonnes on hand	0.336	0.422	0.360
	$ 59	$ 68	$ 58
Agri-products			
Crop protection products	$ 111	$ 103	$ 31
Fertilizer	69	63	9
Other	21	19	8
	$ 201	$ 185	$ 48
Agri-food Processing	12	13	11
Total Inventory	$ 272	$ 266	$ 117

(in millions except average price per tonne)	As at April 30, 2006	As at April 30, 2005	As at July 31, 2005
Accounts Receivable			
CWB grains			
Average price per tonne	$ 101	$ 87	$ 97
Tonnes on hand	0.306	0.393	0.360
CWB grains	$ 31	$ 34	$ 35
CWB deferred settlements	3	4	13
Trade and other accounts – Grain	39	40	37
Trade and other accounts – Agri-products	19	25	19
Agri-food processing and other	23	16	23
Total Accounts Receivable	$ 115	$ 119	$ 127

Grain Inventory and Receivables

The average price per tonne was up from April 2005 primarily due to higher CWB wheat and durum values. In addition, there was a change in the mix from non-Board wheat and barley to higher valued open market and special crop grains.

Agri-product Inventory

April 30, 2006 inventory was higher than April 30, 2005 for a number of reasons including:

- lower sales caused by seeding delays due to wet weather;
- sales occurring earlier last year due to fears of seed shortages; and
- producers' indecisions with respect to the type of crops they would plant given lower commodity prices in the first two quarters and excess stocks held on farm.

Prepaid Expenses and Deposits

($ millions)	As at April 30, 2006	As at April 30, 2005	As at July 31, 2005
Grain – CGC security deposit	$ 10	$ -	$ 10
Agri-product deposits	45	2	-
Other	8	9	11
	$ 63	$ 11	$ 21

Following the Pool's Recapitalization in March 2005, our improved working capital position allowed us to place a $10 million security deposit with the Canadian Grain Commission (CGC) in lieu of a $10 million letter of credit. This resulted in increased prepaid expenses and deposits at both April 30, 2006 and July 31, 2005. The $43 million increase reflected in Agri-product deposits from April 30, 2005 to April 30, 2006, relates to prepayments for seed and fertilizer that the Pool and WCFL undertook to lock in pricing.

Accounts Payable and Accrued Liabilities

($ millions)	As at April 30, 2006	As at April 30, 2005	As at July 31, 2005
Grain – deferred cash tickets	$ 8	$ 14	$ 24
Grain – trade and other payables	37	32	29
Agri-products	176	191	34
Agri-food Processing and other	24	33	28
	$ 245	$ 270	$ 115

Deferred cash tickets are payments issued for grain purchases payable at a future date at the request of the customer. They were lower this year compared to last year as a result of producer cash flow issues. Agri-products payables were lower primarily due to reduced utilization of trade credit and lower deposits from customers, who chose not to prepay as much of their spring agri-product purchases this year.

Cash Flow Information

($ millions)	Nine Months Ended April 30, 2006	Nine Months Ended April 30, 2005	Twelve Months Ended July 31, 2005
Cash flow from continuing operations	$ 9.3	$ 5.5	$ 46.7
Capital expenditures	(12.1)	(8.9)	(12.9)
Free cash flow	$ (2.8)	$ (3.4)	$ 33.8

Cash flow from continuing operations was $9.3 million compared to $5.5 million for the nine-months ended April 30, 2005. The majority of the Pool's cash flow is generated in the final three-months of its fiscal year, which corresponds with the farmers' planting season in the spring and early summer months.

Cash from discontinued operations was $9.0 million for CAIS payments this year and $1.0 million last year for settlements and recoveries from the Pool's investment in hog production, which the company exited prior to July 31, 2004.

In December 2005, Can-Oat Milling announced expansion plans totaling $13.7 million of which $12.0 million relates to increasing overall primary processing capacity and $1.7 million relates to technology designed to lower annual energy costs. Approximately 40% of these costs will be incurred during fiscal 2006. Including Can-Oat Milling, the Pool expects capital expenditures of approximately $30 million this year, with the majority of the other projects being maintenance, environment, health and safety initiatives.

FORWARD-LOOKING INFORMATION

Certain statements in this Management's Discussion & Analysis are forward-looking statements and reflect the Pool's expectations regarding future results of operations, financial condition and achievements. All statements that address activities, events or developments that the Pool or its management expects or anticipates will or may occur in the future, including such things as growth of its business and operations, competitive strengths, strategic initiatives, planned capital expenditures, plans and references to future operations and results of the Corporation and such matters, are forward-looking statements. In addition, the words "believes", "intends", "anticipates", "expects", "estimates" and words of similar import may indicate forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties

and other factors that may cause the actual results, performance and achievements of the Pool to be materially different from any future results, performance and achievements expressed or implied by those forward-looking statements. A number of factors could cause actual results to differ materially from expectations including, but not limited to, those factors discussed under the heading "Risk Factors" in the Pool's Annual Information Form and in the Pool's Annual Report and under the heading "Risk Management" in the Management's Discussion & Analysis; weather conditions; crop production and crop quality in Western Canada; world agricultural commodity prices and markets; producers' decisions regarding total seeded acreage, crop selection, and utilization levels of farm inputs such as fertilizers and pesticides; the Pool's dependence on key personnel; any labour disruptions; the Corporation's financial leverage and funding requirements; credit risk in respect of customers of the Pool; foreign exchange risk and counter party risks in connection with foreign exchange and commodity hedging programs; changes in the grain handling and agri-products competitive environments, including pricing pressures; Canadian grain export levels; changes in government policy and transportation deregulation; international trade matters; and global political and economic conditions, including grain subsidy actions and tariffs of the United States and the European Union; competitive developments in connection with the Pool's grain handling, agri-products, agri-food processing, and other operations; and environmental risks and unanticipated expenditures relating to environmental or other matters.

All of the forward-looking statements in the Management's Discussion & Analysis are qualified by these cautionary statements and the other cautionary statements and factors contained herein and there can be no assurance that the developments or results anticipated by the Pool and its management will be realized or, even if substantially realized, that they will have the expected consequences for, or effects on, the Corporation. Although the Pool believes the assumptions inherent in forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this document. In addition to other assumptions identified, assumptions have been made regarding, among other things: western Canadian and, in particular, Saskatchewan crop production and quality for the 2006 fiscal year and subsequent crop years; the volume and quality of grain held on farm by producer customers; movement and sales of board grains by the Canadian Wheat Board; agricultural commodity prices; general financial conditions for western Canadian agricultural producers; demand for seed grain, fertilizer, chemicals and other agri-products by our customers; market share of grain deliveries and agri-product sales that will be achieved by the Pool; extent of customer defaults in connection with credit provided by the Pool or Farm Credit Canada in connection with agri-product purchases; demand for oat and malt barley products and market share of sales of these products that will be achieved by the Pool's subsidiaries; the impact of competition; environmental and reclamation costs; the ability to obtain and maintain existing financing on acceptable terms; and currency, exchange and interest rates. The Pool disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise, except as otherwise required by applicable law.

NON-GAAP MEASURES

EBITDA (earnings from continuing operations before interest, taxes, and amortization) and EBIT (earnings from continuing operations before interest and taxes) are non-GAAP measures. Such measures do not have any standardized meanings prescribed by Canadian generally accepted accounting principles (GAAP) and are therefore unlikely to be comparable to similar measures presented by other corporations. These measures are intended to provide further insight with respect to the Pool's financial results and to supplement its information on earnings (loss) as determined in accordance with GAAP.

EBITDA is used by management to assess the cash generated by continuing operations as it excludes depreciation and amortization, which are non-cash items. EBIT is a measure of earnings from continuing operations prior to debt service costs and taxes. These non-GAAP measures should not be considered in isolation from or as a substitute for GAAP measures such as (i) net income (loss), as an indicator of the company's profitability and operating performance or (ii) cash flow from (or used in) continuing operations, as a measure of the company's ability to generate cash.

ANNUAL MANAGEMENT'S DISCUSSION & ANALYSIS

This Management's Discussion & Analysis relating to the third quarter and nine-months ended April 30, 2006 should be read in conjunction with the Pool's Management's Discussion & Analysis for its year ended July 31, 2005, which is included at pages 35 to 64 of the Pool's 2005 Annual Report. Additional information relating to the Pool, including its most recent Annual Information Form, is available on SEDAR at www.sedar.com and the Pool's website www.swp.com.



Mayo Schmidt
President and Chief Executive Officer



Wayne Cheeseman
Chief Financial Officer

June 9, 2006

Saskatchewan Wheat Pool Inc., 2625 Victoria Avenue, Regina, Saskatchewan S4T 7T9
http://www.swp.com

SASKATCHEWAN WHEAT POOL INC.
CONSOLIDATED BALANCE SHEETS

(In thousands) AS AT	April 30, 2006 (unaudited)	April 30, 2005 (unaudited)	July 31, 2005 (audited)
ASSETS			
Current Assets			
Cash	$ 2,760	$ 1,724	$ 2,074
Cash in trust (Note 17b)	624	1,910	771
Short-term investments (Note 3)	186,389	29,184	79,264
Accounts receivable	114,842	119,151	127,102
Inventories	272,069	265,661	117,416
Prepaid expenses and deposits	63,305	10,787	20,737
Future income taxes	841	4,492	78
	640,830	432,909	347,442
Investments	5,399	5,162	5,437
Property, Plant and Equipment	243,827	254,515	251,489
Other Long-Term Assets (Note 4)	14,914	18,688	14,822
Future Income Taxes	107,321	95,565	102,870
	$ 1,012,291	$ 806,839	$ 721,860
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current Liabilities			
Bank indebtedness (Note 5)	$ 19,372	$ 5,850	$ 8,060
Short-term borrowings (Note 6)	-	16,412	392
Members' demand loans	20,310	20,826	21,476
Accounts payable and accrued liabilities	244,906	270,133	115,319
Long-term debt due within one year (Note 7)	163,478	5,552	5,461
	448,066	318,773	150,708
Long-Term Debt (Note 7)	101,637	248,769	148,928
Other Long-Term Liabilities	35,388	34,557	37,424
Future Income Taxes	2,929	4,892	3,559
	588,020	606,991	340,619
Shareholders' Equity			
Share capital (Note 8)	489,735	289,379	439,485
Contributed surplus	292	228	243
Retained earnings (deficit)	(65,756)	(89,759)	(58,487)
	424,271	199,848	381,241
	$ 1,012,291	$ 806,839	$ 721,860

Guarantees and contingencies (Note 17).

SASKATCHEWAN WHEAT POOL INC.
CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS (DEFICIT)

(in thousands) FOR THE PERIODS ENDED	Three Months Ended April 30, 2006	Three Months Ended April 30, 2005	Nine Months Ended April 30, 2006	Nine Months Ended April 30, 2005
Sales and Other Operating Revenues	$ 335,498	$ 288,016	$ 978,180	$ 839,005
Cost of Sales and Expenses				
Cost of sales and operating expenses	304,546	263,006	907,784	777,546
Selling and administrative expenses	14,416	13,463	41,787	38,026
Amortization	6,926	6,485	20,654	19,762
	325,888	282,954	970,225	835,334
Earnings Before Interest and Taxes	10,610	5,062	7,955	3,671
Financing Expenses:				
Interest expense (Note 12a)	6,403	9,044	18,324	27,105
Expenses associated with the redemption of the Senior Subordinated Notes (Note 12b)	11,209	-	11,209	-
Loss Before Corporate Taxes	(7,002)	(3,982)	(21,578)	(23,434)
Corporate tax expense (recovery) (Note 13)	3,623	(1,866)	(1,323)	(4,795)
Loss From Continuing Operations	(10,625)	(2,116)	(20,255)	(18,639)
Net Recoveries From Discontinued Operations (Note 14)	2,373	1,200	7,294	1,200
Net Loss	(8,252)	(916)	(12,961)	(17,439)
Retained Earnings (Deficit), Beginning of Pe[riod]	(63,196)	(45,923)	(58,487)	(19,221)
Future income tax adjustment	7,191	-	7,191	-
Future income taxes - Costs of recapitalization	811	-	811	-
Share recapitalization inducement premium	-	(33,846)	-	(33,846)
Share recapitalization costs	(2,310)	(5,518)	(2,310)	(5,518)
Accretion of equity component of Convertible Subordinated Notes (Notes 7 and 10)	-	(3,556)	-	(13,735)
Retained Earnings (Deficit), End of Period	$ (65,756)	$ (89,759)	$ (65,756)	$ (89,759)
Basic and Diluted Loss Per Share (Note 5b)				
From Continuing Operations	$ (0.13)	$ (1.98)	$ (0.25)	$ (4.53)
Net Loss	$ (0.10)	$ (1.92)	$ (0.16)	$ (4.45)

SASKATCHEWAN WHEAT POOL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands) FOR THE PERIODS ENDED		Three Months Ended April 30, 2006 (unaudited)		Three Months Ended April 30, 2005 (unaudited)		Nine Months Ended April 30, 2006 (unaudited)		Nine Months Ended April 30, 2005 (unaudited)
Cash From (Used in) Operating Activities								
Loss from continuing operations	$	(10,625)	$	(2,116)	$	(20,255)	$	(18,639)
Add (deduct) items not involving cash								
Amortization		6,926		6,485		20,654		19,762
Future income taxes (recovery)		3,350		(2,157)		(2,216)		(4,502)
Pension (Note 11)		470		531		1,400		1,603
Non-cash financing expenses (Note 12)		9,275		3,017		11,270		8,868
Gain on sale of property, plant and equipment (Note 16)		(2,389)		(540)		(2,595)		(800)
Other items		387		(389)		993		(800)
Cash flow from continuing operations		7,394		4,831		9,251		5,492
Changes in non-cash working capital items								
Accounts receivable		17,043		(10,285)		16,563		43,912
Inventories		(100,492)		(102,719)		(154,653)		(160,686)
Accounts payable		60,577		58,424		128,961		112,960
Prepaid expenses and deposits		1,033		10,945		(42,568)		(889)
Changes in non-cash working capital - continuing operations		(21,839)		(43,635)		(51,697)		(4,703)
Cash (used in) from operating activities - continuing operations		(14,445)		(38,804)		(42,446)		789
Cash from discontinued operations		-		963		8,955		963
Cash (used in) from operating activities		(14,445)		(37,841)		(33,491)		1,752
Cash From (Used in) Financing Activities								
Proceeds of long-term debt		100,000		100,000		100,000		100,000
Repayment of long-term debt		(608)		(79,623)		(2,345)		(83,466)
(Repayment) proceeds from short-term borrowings		(22,365)		(2,872)		(392)		14,911
(Repayment) proceeds of other long-term liabilities, net		(71)		512		(239)		-
Proceeds (repayment) of members' demand loans		282		541		(1,166)		2,135
Repayment of members' Class A shares		-		(515)		-		(524)
Increase in share capital		50,250		19		50,250		19
Equity costs		(2,205)		(5,353)		(2,709)		(5,353)
Debt refinancing cost		(2,625)		(8,838)		(2,584)		(8,838)
Cash from financing activities		122,658		3,871		140,815		18,884
Cash From (Used in) Investing Activities								
Property, plant and equipment expenditures		(3,947)		(2,259)		(12,100)		(8,934)
Proceeds on sale of property, plant and equipment		2,762		401		2,964		1,368
Decrease (increase) in cash in trust (Note 17b)		31,411		28,785		147		(734)
Decrease (increase) in investments		-		17		(143)		(156)
Increase in other long-term assets		(92)		(233)		(1,693)		(485)
Cash used in investing activities		30,134		26,711		(10,825)		(8,941)
Increase (Decrease) in Cash and Cash Equivalents		138,347		(7,259)		96,499		11,695
Cash and Cash Equivalents, Beginning of Period		31,430		32,317		73,278		13,363
Cash and Cash Equivalents, End of Period	$	169,777	$	25,058	$	169,777	$	25,058

Cash and cash equivalents consist of:		
Cash	$ 2,760	$ 1,724
Short-term investments	186,389	29,184
Bank indebtedness	(19,372)	(5,850)
	$ 169,777	$ 25,058

Supplemental disclosure of cash paid during the period from continuing operations:								
Interest paid	$	(4,665)	$	(7,004)	$	(14,893)	$	(19,392)
Income taxes (paid) recovered, net	$	(59)	$	1,275	$	(1,949)	$	1,988

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – April 30, 2006 in thousands of Canadian dollars, except as noted

1. NATURE OF BUSINESS

Saskatchewan Wheat Pool Inc. (the "company"), a corporation formerly constituted by a special act of the Saskatchewan Legislature, and now continued under the Canada Business Corporations Act, is a publicly traded, vertically integrated Canadian agri-business. The continuance became effective March 31, 2005, and is described in more detail in Note 7d and Note 8 a) ii). Business operations include three reporting segments: Grain Handling and Marketing, Agri-products and Agri-food Processing.

Weather conditions are the primary risk in the agri-business industry. Grain volumes, grain quality, the level and mix of crop inputs and ultimately, the financial performance of the company are highly dependent upon weather conditions throughout the crop production cycle.

The company's earnings are seasonal. Sales primarily follow crop production cycles as influenced by weather patterns and are generally strongest in the spring when crops are seeded and in the fall when crops are harvested. Earnings in the Grain Handling and Marketing segment are generally strongest in quarter one (August to October) and quarter four (May to July) as producers deliver grain into the primary elevator system to reduce on-farm storage limitations and to generate cash flow to finance seeding and harvest expenditures. Agri-products sales of crop protection products, seed and seed treatments, fertilizer, and farm equipment peak in the fourth quarter when crops are seeded. Sales of crop protection products and fertilizer also occur in the first quarter, as producers prepare land before the arrival of inclement winter weather, in anticipation of spring seeding. Earnings and sales in the Agri-food Processing segment are less seasonal. Collectively, the sales patterns of the core Grain Handling and Marketing and Agri-products segments result in the fourth quarter traditionally being the strongest quarter for the company.

2. ACCOUNTING POLICIES

The unaudited interim consolidated financial statements ("interim financial statements") include the accounts of Saskatchewan Wheat Pool Inc., its subsidiaries and affiliated companies and have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). These interim financial statements do not include disclosures normally provided in annual financial statements and should be read in conjunction with the company's fiscal 2005 Annual Report.

a) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the interim financial statements and accompanying notes. These estimates are based on management's best knowledge of current events and actions that the company may undertake in the future. Management believes that the estimates are reasonable, however actual results could differ from these estimates.

The interim financial statements are based upon accounting principles consistent with those used and described in the annual financial statements.

b) Investments

The company accounts for its investments in affiliated companies over which it has significant influence using the equity basis of accounting, whereby the investments are initially recorded at cost, and subsequently adjusted to recognize the company's share of earnings or losses of the investee companies and reduced by dividends received. Short-term investments are recorded at the lower of cost and market. Other investments are recorded at cost.

The company's non-controlling interest in Prince Rupert Grain Terminal ("PRG") is recorded at a nominal amount. At April 30, 2006, PRG has approximately $320 million in loans due to a third party. The loans mature between 2015 ($206 million) and 2035 ($114 million) and are secured by the terminal without recourse to the consortium members.

3. SHORT-TERM INVESTMENTS

	April 30		July 31
	2006	2005	2005
Saskatchewan Wheat Pool Inc.	$ 180,131	$ -	$ 29,000
Subsidiaries and proportionate share of joint ventures	6,258	29,184	50,264
	$ 186,389	$ 29,184	$ 79,264

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – April 30, 2006 in thousands of Canadian dollars, except as noted

At April 30, 2006 most of the net proceeds received from the offering of $100 million of 8% Senior Unsecured Notes (see Note 7a) and the net proceeds from the $50.25 million equity offering referred to in note 8 a) i), were invested short term until the redemption of the 12% Senior Subordinated Notes on May 5, 2006 (see Note 18 a).

4. OTHER LONG-TERM ASSETS

	April 30, 2006		April 30, 2005		July 31, 2005	
		Accumulated Amortization		Accumulated Amortization		Accumulated Amortization
Deferred financing costs	$ 7,534	$ 1,716	$ 8,898	$ 306	$ 4,659	$ 518
Deferred pension assets	4,416	-	4,431	-	5,260	-
Deferred rights offering costs	-	-	2,457	-	-	-
Other	5,696	1,016	3,750	542	5,973	552
	17,646	$ 2,732	19,536	$ 848	15,892	$ 1,070
Accumulated amortization	(2,732)		(848)		(1,070)	
	$ 14,914		$ 18,688		$ 14,822	

Deferred financing costs are amortized over the term of the associated debt.

Amortization of deferred financing costs of $1.2 million (2005 - $0.3 million) is included in interest expense. Amortization of other assets of $0.5 million (2005 - $0.4 million) is included in amortization expense.

Deferred rights offering costs were reclassified from other long-term assets to share capital in the last quarter of fiscal 2005 when the rights offering was finalized. The last quarter of fiscal 2005 was also the period in which $3.9 million of deferred finance costs were written-off to reflect the prepayment of the Senior Extendible Notes (see Note 7 b).

5. BANK INDEBTEDNESS

	April 30		July 31
	2006	2005	2005
Saskatchewan Wheat Pool Inc.	$ 10,003	$ 3,635	$ 6,030
Subsidiaries and proportionate share of joint ventures	9,369	2,215	2,030
	$ 19,372	$ 5,850	$ 8,060

6. SHORT-TERM BORROWINGS

	April 30		July 31
	2006	2005	2005
Saskatchewan Wheat Pool Inc.	$ -	$ 15,878	$ -
Subsidiaries and proportionate share of joint ventures	-	534	392
	$ -	$ 16,412	$ 392

As part of a refinancing initiative, the company replaced its asset backed revolving credit facility on March 11, 2005 with a new three-year $250 million senior secured asset backed revolving loan with a syndicate of financial institutions. The facility matures in March 2008 and is secured by a first charge on inventory and accounts receivable and a second charge on all other assets of the company. Interest is payable monthly at prime plus 1.5%.

At April 30, 2006, the company had outstanding letters of credit and similar instruments of $15.1 million related to operating an agri-business (April 30, 2005 - $36.1 million; July 31, 2005 - $31.1 million). These instruments effectively reduce the amount of cash that can be drawn on the revolving credit facility.

At April 30, 2006, availability under the revolving credit facility was $92.7 million (April 30, 2005 - $66.3 million; July 31, 2005 - $42.2 million).

Subsidiaries' and proportionate share of joint ventures' short-term borrowings consist of bank operating loans, which are secured by inventories, accounts receivable and property, plant and equipment. The company does not guarantee, nor does it have responsibility for, the repayment of the subsidiaries' or joint ventures' loans.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – April 30, 2006 in thousands of Canadian dollars, except as noted

7. LONG-TERM DEBT

	April 30		July 31
	2006	2005	2005
Senior Unsecured Notes (a)	$ 100,000	$ -	$ -
Senior Secured Extendible Notes (b)	-	100,000	-
Senior Subordinated Notes (c)	153,000	137,887	139,929
Members' term loans	5,262	4,704	4,823
Sub-total	258,262	242,591	144,752
Subsidiaries' and proportionate share of joint ventures' secured debt:	6,853	11,730	9,637
Total consolidated long-term debt	265,115	254,321	154,389
Less portion due within one year:			
Senior Subordinated Notes	153,000	-	-
Members' term loans	3,625	676	1,354
Subsidiaries' and proportionate share of joint ventures' debt	6,853	4,876	4,107
Long-term debt due within one year	163,478	5,552	5,461
Total long-term debt	$ 101,637	$ 248,769	$ 148,928

a) Senior Unsecured Notes

On April 6, 2006 the company completed the offering of $100 million of 8% Senior Unsecured Notes due April 8, 2013. Net proceeds from the offering assisted in funding the early redemption of the 12% Senior Subordinated Notes on May 5, 2006 (see note 3 and Note 18a).

b) Senior Secured Extendible Notes

The company, as part of a refinancing initiative, replaced its Senior Secured Bank Term Loan on March 14, 2005, with $100 million of Floating Rate Senior Secured Extendible Notes (the "Notes") with an institutional investor. These Notes were secured by a first charge on the company's fixed assets and a second charge on working capital. Interest was payable monthly at LIBOR plus 6.5%. On June 7, 2005, the company prepaid the Notes without penalty.

c) Senior Subordinated Notes

- During the quarter the company notified the trustee of its intention to redeem the Senior Subordinated Notes on May 5, 2006 at the full early redemption price of $153.0 million (see Note 18a).
- At the time of the January 31, 2003 restructuring, the Senior Subordinated Notes were recorded at estimated fair value. The company was accreting up to their $150.0 million face value through monthly present value adjustments (accretion) to the Senior Subordinated Notes with a corresponding charge to increase interest expense.
- Interest is payable monthly into a trust and distributed quarterly. Prior to July 31, 2005, interest was at 8% of the face value, thereafter interest is at 12%. The face value at April 30, 2006 is $150.0 million (April 30, 2005 - $150.0 million; July 31, 2005 - $150.0 million).

d) Convertible Subordinated Notes

The Convertible Subordinated Notes were converted on March 31, 2005 into a new class of common shares. The remainder of the points in this section provide some of the historical background applicable to the comparative Convertible Subordinated Note information provided in these statements.

- At the time of the January 31, 2003 restructuring, the company separated the Convertible Subordinated Notes into their debt and equity components, according to their substance. The debt component was estimated at the present value of the cash interest expected to be paid. The company was accreting up to that initial estimate through monthly present value adjustments (accretion) to the Convertible Subordinated Notes with a corresponding charge to increase interest expense. The equity component was being accreted such that the value as of November 29, 2008 (the day before the company's conversion right) would reflect the face value and accrued interest not paid in cash of the remaining unconverted Convertible Subordinated Notes. This accretion was recorded as a reduction of retained earnings (deficit).
- As part of the March 31, 2005 conversion, the former Class B shares were consolidated at a rate of one new common share for 20 Class B shares and the Convertible Subordinated Noteholders agreed to exchange their Notes at the rate of 131.58 new common shares per $1,000 of principal. Prior to March 31, 2005, the Convertible Subordinated Notes were convertible by the holder into Class B non-voting shares of the company at the pre 1:20

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – April 30, 2006 in thousands of Canadian dollars, except as noted

share consolidation rate of approximately 2,227.2 shares (111.36 shares post conversion) per $1,000 of Note principal at any time prior to November 30, 2008. Under the new conversion rate the Convertible Subordinated Noteholders incrementally received approximately 3.5 million more shares than under the former conversion rate. These incremental shares were valued at $33.8 million and are reflected as part of the share conversion outlined in Note 11, as well as an offsetting charge to retained earnings.

- A continuity of the debt component of the Convertible Subordinated Notes is:

Convertible Subordinated Notes – debt component – July 31, 2004	$ 27,735
Interest accretion	2,863
Convertible Subordinated Notes – debt component – March 31, 2005	30,598
Refinance conversion	(30,598)
Convertible Subordinated Notes – debt component – July 31, 2005 and April 30, 2006	$ -

e) Other

- Members' term loans are secured and consist of one-year to seven-year loans with non-institutional investors and employees. Interest is payable semi-annually at interest rates which vary from 4.0% to 9.0%.
- The subsidiaries' and the proportionate share of joint ventures' debts bear interest at fixed and variable rates. The debts mature in years 2006 to 2007. The debts are secured by certain assets and some are subject to meeting certain covenants.
- The company does not guarantee nor does it have responsibility for the repayment of the subsidiaries' or joint ventures' debts.

8. SHARE CAPITAL

a) Authorized

i) On April 5, 2006, the company issued 6.7 million common shares as part of a $50.25 million offering. Underwriters' fees and other costs, associated with the offering were approximately $2.3 million. In accordance with the capital nature of this transaction, the associated costs were reflected as a charge to shareholders' equity and reflected in the retained earnings (deficit) of the company. Net proceeds from the offering assisted in funding the early redemption of the 12% Senior Unsecured Notes on May 5, 2006 (see Note 7c and Note 18a).

ii) On February 7, 2005, the company's Board approved a proposed recapitalization of its Class A voting shares, Class B non-voting shares, Convertible Subordinated Notes, and a subsequent rights offering to all common shareholders. On February 21, 2005, the required majority of delegates, representing the former Class A shareholders, approved the company's recapitalization plan. Through separate meetings on March 23, 2005 both the former Class B non-voting shareholders and Convertible Subordinated Noteholders approved the recapitalization plan. The recapitalization plan included:

- The continuance of the company as a business corporation under the Canada Business Corporations Act involving the consolidation of the Class A voting shares and the Class B non-voting shares of the company into one new class of common shares. The Class A shareholders were entitled to receive 3.62 new common shares or $25 in cash while the Class B shareholders received one new common share for every 20 Class B non-voting shares they held.
- The early conversion of the company's Convertible Subordinated Notes into the new class of common shares. The Convertible Subordinated Notes were exchanged for 131.58 common shares per $1,000 of principal.

On April 22, 2005, after the continuance, 35,071,559 rights were issued to the holders of all common shares of record. The rights were issued for nil consideration with an expiration date of May 24, 2005. Each right entitled the holder the right to purchase one and one-third additional common shares in the company at the discounted subscription price of $3.21 per share.

On May 27, 2005, the company issued 46,762,078 common shares under the rights offering, generating gross proceeds of approximately $150.1 million. The company repaid in full the $100 million of Floating Rate Senior Secured Extendible Notes with the proceeds from the share issuance. The remaining proceeds were used for general corporate purposes, primarily working capital for the purchase of grains, oilseeds, and agri-products inventory.

The professional and other costs associated with the continuance and the rights offering were approximately $13.0 million. In accordance with the capital nature of these recapitalization events, the associated costs were reflected as a charge to shareholders' equity and reflected in the retained earnings (deficit) of the company.

COMMON VOTING SHARES
Authorized
Unlimited common voting shares

CLASS A VOTING SHARES
Previously Authorized until March 31, 2005
Unlimited Class A voting shares par value $25

Class A voting shares were held by farmer-members and were redeemable at the option of the shareholder at their par value.

CLASS B NON-VOTING SHARES
Previously Authorized until March 31, 2005
Unlimited Class B non-voting shares

The following table summarizes the common voting, Class A voting and Class B non-voting share capital for the nine-month periods ended April 30, 2006 and April 30, 2005.

	Common voting shares		Class A voting shares		Class B non-voting shares	
	Number[1]	Amount	Number[1]	Amount	Number[1]	Amount
Balance, July 31, 2004	-	$ -	71,326	$ 1,783	11,610,938	$ 81,287
Net redemptions/conversions	-	-	(20,947)	(524)	683,913	5,611
Management options exercised	-	-	-	-	2,606	16
Conversion of Class A shares	182,371	1,259	(50,379)	(1,259)	-	-
Conversion of Class B shares	12,297,457	86,914	-	-	(12,297,457)	(86,914)
Conversion of Convertible Subordinated Notes – (see notes 7 & 10)	22,591,731	201,203 [2]	-	-	-	-
Management options exercised	500	3	-	-	-	-
Balance, April 30, 2005	35,072,059	289,379				
Share issuance	46,762,078	150,106	-	-	-	-
Balance, July 31, 2005	81,834,137	$439,485	-	$ -	-	$ -
Share issuance	6,700,000	50,250				
Balance, April 30, 2006	88,534,137	$489,735	-	$ -	-	$ -

[1] number of shares are not shown in thousands
[2] Dollar value includes: Convertible Subordinated Notes

Equity component	$136,759
Debt component	30,598
Inducement premium	33,846
	$201,203

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – April 30, 2006 in thousands of Canadian dollars, except as noted

b) Earnings (Loss) per share

	Three months ended April 30		Nine months ended April 30	
	2006	2005	2006	2005
Net earnings (loss)	$ (8,252)	$ (916)	$ (12,961)	$ (17,439)
Less: Net loss from continuing operations	(10,625)	(2,116)	(20,255)	(18,639)
Net recoveries from discontinued operations (numerator – discontinued operations)	$ 2,373	$ 1,200	$ 7,294	$ 1,200
Net loss from continuing operations	$ (10,625)	$ (2,116)	$ (20,255)	$ (18,639)
Share recapitalization inducement premium	-	(33,846)	-	(33,846)
Accretion of equity component of Convertible Subordinated Notes	-	(3,556)	-	(13,735)
Numerator – continuing operations	$ (10,625)	$ (39,518)	$ (20,255)	$ (66,220)
Net earnings (loss)	$ (8,252)	$ (916)	$ (12,961)	$ (17,439)
Share recapitalization inducement premium	-	(33,846)	-	(33,846)
Accretion of equity component of Convertible Subordinated Notes	-	(3,556)	-	(13,735)
Numerator – net earnings (loss)	$ (8,252)	$ (38,318)	$ (12,961)	$ (65,020)
Denominator for basic and diluted per share amounts:				
Weighted average number of shares outstanding	83,716	19,916	82,448	14,620
Basic and diluted earnings (loss) per share:				
Continuing operations	$ (0.13)	$ (1.98)	$ (0.25)	$ (4.53)
Discontinued operations	$ 0.03	$ 0.06	$ 0.09	$ 0.08
Net earnings (loss)	$ (0.10)	$ (1.92)	$ (0.16)	$ (4.45)

There is no dilutive effect from the exercise of options related to stock option plans or from the exercise of rights related to the rights offering for common shares.

9. STOCK BASED COMPENSATION PLANS

The company has implemented three stock-based compensation plans: a deferred share unit plan ("DSU") for independent directors and a restricted share unit plan ("RSU") and a performance share unit plan ("PSU") for designated executives. These plans replace cash based compensation plans.

a) Deferred Share Units

In fiscal 2006, the company began offering a DSU plan to independent directors. A DSU is a notional unit that reflects the market value of a single common share of the company. In this plan, 40 percent of each director's annual retainer is paid in DSUs. In addition, on an annual basis directors can elect to receive any percentage from 40 to 100 percent of their annual retainer and any additional fees for the immediately succeeding year in the form of DSUs. Each DSU fully vests upon award. The DSUs will be redeemed for cash, or for common shares of the company purchased on the open market, at the Director's option upon a director leaving the Board. The redemption amount will be based upon the weighted average of the closing prices of the common shares of the company on the Toronto Stock Exchange for the last 20 trading days prior to the redemption date multiplied by the number of DSUs held by the director. 66,463 DSUs have been granted during fiscal 2006. The company recorded compensation costs related to outstanding DSUs of $0.1 million for the three months ended April 30, 2006 and $0.4 million for the nine months ended April 30, 2006.

b) Restricted Share Units

In fiscal 2006, the company provided each designated executive an annual grant of RSUs as part of their compensation. Each RSU represents one notional common share that entitles the participant to a payment of one common share of the company, purchased on the open market, or cash at the company's discretion. RSUs vest at the end of a three-year period. Holders of RSUs have the option of converting to DSUs 60 days prior to vesting. 160,875 RSUs have been granted during fiscal 2006. The company recorded compensation costs related to outstanding RSUs of $0.1 million for the three months ended April 30, 2006 and $0.3 million for the nine months ended April 30, 2006.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – April 30, 2006 in thousands of Canadian dollars, except as noted

c) Performance Share Units
In fiscal 2006, the company provided each designated executive an annual grant of PSUs as part of their compensation. Each PSU represents one notional common share that entitles the participant to a payment of one common share of the company, purchased on the open market, or cash at the company's discretion. PSUs vest at the end of a three-year period. Their ultimate value will depend upon the company's performance measured over three fiscal years. Performance will be measured by actual financial metrics relative to the company's planned financial metrics. Holders of PSUs have the option of converting to DSUs 60 days prior to vesting. 482,625 PSUs have been granted during fiscal 2006. The company recorded compensation costs related to outstanding PSUs of $0.2 million for the three months ended April 30, 2006 and $0.9 million for the nine months ended April 30, 2006.

d) Stock Options
The company has two stock option plans, a management stock option plan, which became inactive during fiscal 2004 and a new member's stock option plan that was closed to new members on July 31, 2000 and has no outstanding options.

Of the 88,424 stock options outstanding at April 30, 2006, 13% have an exercise price of $6.50 or less; the remainder have an exercise price at, or greater than, $31.00. Of the 81,353 options exercisable at April 30, 2006, 7% have an exercise price of $6.50 or less; the remainder have an exercise price at, or greater than, $31.00. At April 30, 2006, the shares closed at $7.42.

10. CONVERTIBLE SUBORDINATED NOTES – EQUITY COMPONENT

As depicted in Notes 7 and 8, the Convertible Subordinated Notes were converted into common voting shares on March 31, 2005.

Balance at July 31, 2004	$	128,635
Accretion to retained earnings		13,735
Conversions in the nine months ended March 31, 2005 with a face value of $6.1 million (see Note 8)		(5,611)
Balance at March 31, 2005		136,759
Recapitalization conversions, with a face value of $171.7 million into Common Voting Shares (see Note 8)		(136,759)
Balance at July 31, 2005 and April 30, 2006	$	-

11. POST EMPLOYMENT BENEFITS

a) The company's net benefit cost related to defined benefit pension plans and retiring allowances is $0.5 million for the three months ended April 30, 2006 (three months ended April 30, 2005 - $0.5 million) and $1.4 million for the nine months ended April 30, 2006 (nine months ended April 30, 2005 - $1.6 million).

b) The company, not including subsidiaries and affiliates, contributes to three defined contribution plans of which one is a multi-employer plan. The company's total contribution expense, including the subsidiaries' and proportionate share of joint ventures' defined contribution plans for the three months ended April 30, 2006 is $0.9 million (three months ended April 30, 2005 - $0.9 million) and $2.9 million for the nine months ended April 30, 2006 (nine months ended April 30, 2005 - $2.4 million).

One of the plans that the company contributes to is the Saskatchewan Wheat Pool/Grain Services Union Pension Plan ("Plan"), a closed negotiated cost plan providing defined benefits in respect of approximately 1,400 former employees and approximately 600 current employees. A Board of Trustees consisting of equal representation from the company and the Grain Services Union ("GSU") administers the Plan. Since the cost is negotiated, the company accounts for this Plan as a defined contribution plan; however it must be valued for regulatory purposes as a defined benefit plan. At the time of the preparation of the fiscal 2005 Second Quarter Report, the company identified an estimated potential deficit of $1.9 million on a going concern basis and a solvency deficit of $28 million on wind-up as at December 31, 2004. The company and GSU have met to discuss how to address the solvency deficit, but have been unable to reach any agreement. The Office of the Superintendent of Financial Institutions ("OSFI") is aware of the situation and has met with the parties.

On September 22, 2005, OSFI expressed concern about the solvency of the Plan and based on its own financial tests ordered that transfers from the Plan made by members exercising portability rights be restricted to 80% of the accrued value of their benefits. The remaining portion would be paid out over the following five-year period, assuming the Plan does not wind-up.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – April 30, 2006 in thousands of Canadian dollars, except as noted

On January 25, 2006 the Plan Actuary advised the Plan's trustees that the Plan is not solvent and has an estimated solvency deficiency of $43.5 million and assets of approximately $242.5 million. At this time the trustees advised the company and GSU that they had until April 30, 2006 to negotiate an agreement to restore the Plan to solvency. If the parties failed to negotiate a solution, the company understood that the trustees would consider immediately reducing future accruing benefits to nil. If this occurred, the employees and the employer would continue to contribute to the Plan but employees would not accrue any additional benefit. The trustees have indicated that this reduction will not sufficiently address the solvency deficit. The trustees met on May 1, 2006, and a motion to reduce accruing benefits was made, but did not carry.

On February 21, 2006, the GSU filed a grievance claiming the company is responsible for the solvency deficit. The company intends to defend its position throughout the grievance arbitration process.

On March 16, 2006 OSFI sent two letters to the Trustees of the Plan. The first of these letters was a reminder to the Trustees of their obligations under the *Pension Benefits Standards Act, 1985* (the "PBSA"), including a due consideration of all the options available to them to resolve the solvency deficit. The second letter set forth OSFI's position with respect to the funding obligations of employers under the PBSA. This letter pointed out that the PBSA does not provide for different funding requirements for a closed negotiated cost plan that provides defined benefits, and that accordingly in respect of such plans OSFI's view is that the employer is responsible for making special and normal cost payments to the pension fund.

On March 20, 2006 the company wrote to OSFI formally requesting that OSFI take immediate action to wind up the Plan to equitably protect all stakeholders.

A formal actuarial valuation at December 31, 2005 has been conducted to determine the extent of the solvency deficit. A draft actuarial valuation has been reviewed by the trustees. The report indicates a solvency deficiency of $38.8 million and a going concern surplus of $7.9 million and was approved by the Trustees for filing with OSFI on June 8, 2006. This report is due to be filed with OSFI by June 30, 2006.

Pension regulations require the solvency deficit as at December 31, 2005 to be addressed over a five-year period through equal quarterly installments plus interest. With a $38.8 million solvency deficit, additional contributions of approximately $2.2 million per quarter would be required until termination. Resolving the deficit may be accomplished by making one or more of the following changes to the Plan: amending the Plan structure, reducing benefits, increasing employer contributions or increasing employee contributions. If the GSU and the Pool cannot agree to make the necessary changes, and increased contributions are not made, the Pool has received advice from external legal counsel that the likely outcome would ultimately be the termination of the Plan by OSFI and that in such event the Pool's financial obligations would be limited to making any regular payments or additional contributions of the nature described above that were due up until the date of termination and not paid.

The company is in compliance with all of its legal obligations in respect of the Plan including its annual negotiated financial obligation of approximately $1.3 million. There is a risk that the company may ultimately be held responsible for any increase in contributions required by the formal valuation as at December 31, 2005. The company's position is that it is not responsible for any payments beyond those negotiated with the GSU. The ultimate outcome of these matters are currently uncertain and accordingly, no provision has been recorded for this risk in these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – April 30, 2006 in thousands of Canadian dollars, except as noted

12. FINANCING EXPENSES

a) Interest Expense

	Three months ended April 30		Nine months ended April 30	
	2006	2005	2006	2005
Saskatchewan Wheat Pool Inc.				
Interest	$ 5,277	$ 6,101	$ 15,208	$ 18,251
Non-cash accretion	643	2,711	1,862	8,562
Amortization of deferred financing costs	423	306	1,199	306
Subsidiaries' and proportionate share of joint ventures' interest	60	(74)	55	(14)
	$ 6,403	$ 9,044	$ 18,324	$ 27,105

b) Expenses Associated with the Redemption of the Senior Subordinated Notes

	Three months ended April 30		Nine months ended April 30	
	2006	2005	2006	2005
Adjustment of carrying value to face value	$ 8,209	$ -	$ 8,209	$ -
Early repayment premium	3,000	-	3,000	-
	$ 11,209	$ -	$ 11,209	$ -

13. CORPORATE TAX EXPENSE (RECOVERY)

The variation between the provision calculated at the statutory income tax rate and the company's provision is explained as follows:

	Three months ended April 30		Nine months ended April 30	
	2006	2005	2006	2005
Basic federal and provincial tax rate	$ (2,549)	$ (1,453)	$ (7,854)	$ (8,553)
Allowance against recovery	-	(303)	-	4,096
Prior year income tax refund	-	-	-	(1,328)
Effect of provincial tax rate change on future taxes	5,753	-	5,753	-
Amounts not taxable for income tax purposes	30	248	193	296
Capital taxes	339	184	662	720
Other	50	(542)	(77)	(26)
	$ 3,623	$ (1,866)	$ (1,323)	$ (4,795)

14. DISCONTINUED OPERATIONS

In fiscal 2004, the company exited from its Heartland Pork, Heartland Feeds and Aquaculture operations. The results of these operations have been reflected as discontinued operations, in accordance with CICA 3475 Disposal of Long-Lived assets and Discontinued Operations.

The fiscal 2006 net recoveries from discontinued operations are after-tax recoveries related to filings under the Canadian Agricultural Income Stabilization Program (CAIS), a joint federal/provincial risk management program. The CAIS filings represent a recovery of a portion of the operating losses incurred by these discontinued operations in prior years.

The breakdown of discontinued operations presented in the consolidated statements of earnings and retained earnings (deficit) is as follows:

	Three months ended April 30		Nine months ended April 30	
	2006	2005	2006	2005
Recoveries before corporate taxes	$ 3,718	$ 1,406	$ 11,468	$ 1,406
Corporate tax (expense)				
Current	-	71	-	71
Future	(1,345)	(277)	(4,174)	(277)
Total corporate tax (expense)	(1,345)	(206)	(4,174)	(206)
Net recoveries from discontinued operations[1]	$ 2,373	$ 1,200	$ 7,294	$ 1,200
[1]Net recoveries from discontinued operations includes:				
Sales, service and other revenues	$ 3,718	$ -	$ 11,468	$ -

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – April 30, 2006 in thousands of Canadian dollars, except as noted

15. SEGMENT INFORMATION

The following information is from continuing operations.

	Three months ended April 30		Nine months ended April 30	
	2006	2005	2006	2005
Sales				
Grain Handling and Marketing	$ 253,129	$ 195,022	$ 699,895	$ 565,222
Agri-products	56,349	66,541	199,525	193,919
Agri-food Processing	29,843	28,667	90,100	89,723
	339,321	290,230	989,520	848,864
Less: Intersegment Sales	2,823	2,214	11,340	9,859
	$ 336,498	$ 288,016	$ 978,180	$ 839,005
Intersegment Sales				
Grain Handling and Marketing	$ 2,823	$ 2,183	$ 11,171	$ 9,680
Agri-food Processing	-	31	169	179
	$ 2,823	$ 2,214	$ 11,340	$ 9,859
EBITDA[1]				
Grain Handling and Marketing	$ 19,780	$ 10,446	$ 37,156	$ 19,957
Agri-products	45	2,865	(4,791)	4,870
Agri-food Processing	3,929	3,892	14,265	12,827
	23,754	17,203	46,630	37,654
Corporate Expenses	(6,218)	(5,656)	(18,021)	(14,221)
	$ 17,536	$ 11,547	$ 28,609	$ 23,433
Amortization				
Grain Handling and Marketing	$ (2,863)	$ (3,033)	$ (8,643)	$ (8,521)
Agri-products	(2,769)	(2,170)	(8,147)	(7,388)
Agri-food Processing	(1,294)	(1,282)	(3,864)	(3,853)
	$ (6,926)	$ (6,485)	$ (20,654)	$ (19,762)
EBIT[2]				
Grain Handling and Marketing	$ 16,917	$ 7,413	$ 28,513	$ 11,436
Agri-products	(2,724)	695	(12,938)	(2,518)
Agri-food Processing	2,635	2,610	10,401	8,974
	16,828	10,718	25,976	17,892
Corporate Expenses	(6,218)	(5,656)	(18,021)	(14,221)
	$ 10,610	$ 5,062	$ 7,955	$ 3,671

[1] EBITDA – earnings from continuing operations before interest, taxes and amortization.
[2] EBIT – earnings from continuing operations before interest and taxes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – April 30, 2006 in thousands of Canadian dollars, except as noted

Capital Expenditures	Three months ended April 30 2006	Three months ended April 30 2005	Nine months ended April 30 2006	Nine months ended April 30 2005
Grain Handling and Marketing	$ 2,336	$ 901	$ 6,182	$ 5,033
Agri-products	1,165	773	4,269	2,157
Agri-food Processing	446	585	1,649	1,744
	$ 3,947	$ 2,259	$ 12,100	$ 8,934

Assets	April 30 2006	April 30 2005	July 31 2005
Grain Handling and Marketing	$ 300,467	$ 304,923	$ 313,943
Agri-products	312,766	293,936	171,652
Agri-food Processing	84,438	86,703	81,942
Corporate and other	314,620	121,277	154,323
	$ 1,012,291	$ 806,839	$ 721,860

16. GAIN ON SALE OF PROPERTY, PLANT AND EQUIPMENT

Reflected under Sales and Other Operating Revenue for the nine months ended April 30, 2006 is $2.6 million (2005 - $0.8 million) relating to gains on the sale of property, plant and equipment. Recorded in the 3rd quarter of 2006, is $2.4 million ($2.0 million Grain segment, $0.4 million Agri-products segment) relating to the company's sale of its 50 per cent interest in the Lloydminster Joint Venture on February 22, 2006.

17. GUARANTEES AND CONTINGENCIES

a) Banking letters of credit and similar instruments – see Note 6.

b) Under the terms of an agreement, a financial institution provides credit for the purchase of crop inputs to customers of the company. Loans are stratified based on program years. Producer loans are generally due to this financial institution on January 31 following the program year. Loans under the program are secured by a general security agreement granted by the customer covering the crop and farm assets.

The company collects loan payments from producer customers in trust for this financial institution and forwards collections the next business day.

Under the agreement, the company has agreed to reimburse this financial institution for loan losses in excess of a reserve (see the table below). Reimbursement amounts are payable to this financial institution at the end of December, which is eleven months following the due date of the producers' loan. When the company remits payments for delinquent accounts to the financial institution with respect to this program, the delinquent account is assigned to the company and the company is then to collect the amounts payable by the customer. Subsequent collections of these delinquent accounts are allocated to the company and the financial institution in accordance with each party's pro-rated share of the collection proceeds. The company expects that loan losses will not differ significantly from those provided for in these financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – April 30, 2006 in thousands of Canadian dollars, except as noted

			April 30		July 31
			2006	2005	2005
	Producer Due Date - January 31	Company Reimbursement Date - December 31	Producer Balance Outstanding	Producer Balance Outstanding	Producer Balance Outstanding
2004 loan program	2005	2005	$ -	$ 16,188	$ 10,980
2005 loan program	2006	2006	9,918	60,331	174,002
2006 loan program	2007	2007	48,353	-	-
			58,271	$ 76,519	$ 184,982

	April 30		July 31
Provision, net of loan loss share:	2006	2005	2005
Total company provision	3,680	$ 6,022	$ 7,401
Portion due within one year	(2,912)	(4,502)	(4,082)
Long-term portion	$ 768	$ 1,520	$ 3,319

c) In 1987, a joint venture, which manufactured phosphate and nitrate fertilizers, closed two of its facilities. Asset retirement obligations exist regarding these closed facilities, which represent the company's proportionate share of the best estimate by management of the joint venture of the legal obligations that would be incurred during the reclamation process. Reclamation involves the demolition of the manufacturing facilities and the reclamation of the phosphogypsum stacks. The long-term portion of these obligations, calculated on a net present value basis, is reflected as part of "other long-term liabilities" on the balance sheet. At April 30, 2006 the long-term portion was $10.4 million (April 30, 2005 - $10.9 million; July 31, 2005 - $11.5 million). Uncertainty exists regarding the estimation of future decommissioning and reclamation costs. Actual obligations may differ from those recorded in these statements.

At April 30, 2006, the company's proportionate share of the undiscounted cash flow required to settle the asset retirement obligations is approximately $14.1 million, which is expected to be settled over the fiscal 2006 through fiscal 2014 period. The credit adjusted risk-free rates at which the estimated cash flows have been discounted range from 4.00% to 5.15%.

d) The Commissioner of Competition has applied for an order from the federal Competition Tribunal to dissolve the joint venture between the company and James Richardson International Limited. The two companies are contesting this application and will continue operating the joint venture, named Pacific Gateway Terminals Limited, on a status quo basis during the ongoing proceedings.

e) Funding of the Saskatchewan Wheat Pool/Grain Services Union Pension Plan – see Note 11b.

18. SUBSEQUENT EVENTS

a) Refinancing long-term debt

On May 5, 2006 the company completed the early redemption of the 12% Senior Subordinated Notes at the full redemption price of $153 million. The early redemption of these notes was funded from three sources:

i) the net proceeds received from the offering of $100 million of 8% Senior Unsecured Notes which closed on April 6, 2006 (see Note 7a),
ii) the net proceeds from the $50.25 million equity offering which closed on April 5, 2006 (see Note 8a), and
iii) working capital.

b) Share capital issued

On May 9, 2006 an Over-Allotment Option granted to a syndicate of underwriters to purchase 670,000 common shares at a price of $7.50 was exercised in full. The option related to the $50.25 million common share offering that closed on April 5, 2006 (see note 8a)i)).

On May 19, 2006 a subscription agreement with Tokyo-based Mitsui & Co., Ltd. closed whereby Mitsui on a private placement basis purchased $8.0 million of the company's common shares at a price of $7.6436 per common share.

As a result of the above, the common voting share balance as at May 19, 2006 is as follows:

	Common voting shares	
	Number[1]	Amount
Balance, April 30, 2006 – see note 8	88,534,137	$489,735
Underwriter over-allotment option – May 9, 2006	670,000	5,025
Mitsui & Co., Ltd. Subscription agreement – May 19, 2006	1,046,627	8,000
Balance, May 19, 2006	90,250,764	$502,760

[1] number of shares are not shown in thousands

c) Change in corporate federal income tax rate

On June 6, 2006 the 2006 federal budget was approved in the House of Commons, which has the effect of reducing the company's corporate income tax rate from approximately 34.5% at July 1, 2008 to 31.4% by July 2010. The impact of this federal rate reduction will be a non-cash charge to future income tax expense of approximately $10 million in the fourth quarter of fiscal 2006.

19. COMPARATIVE FIGURES

Certain prior period amounts have been reclassified in order to conform to the financial statement presentation adopted in the current period.

Form F52-109F2 – Certification of Interim Filings

I, Wayne Cheeseman, Chief Financial Officer of Saskatchewan Wheat Pool Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Saskatchewan Wheat Pool Inc. (the issuer) for the interim period ending April 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: June 9, 2006



Wayne Cheeseman
Chief Financial Officer

Form F52-109F2 – Certification of Interim Filings

I, Mayo Schmidt, President and Chief Executive Officer of Saskatchewan Wheat Pool Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Saskatchewan Wheat Pool Inc. (the issuer) for the interim period ending April 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: June 9, 2006



Mayo Schmidt
President and Chief Executive Officer



Saskatchewan Wheat Pool Inc.
Head Office, 2625 Victoria Avenue, Regina, Sask. S4T 7T9

June 9, 2006

SUBJECT: **Confirmation of Mailing – Saskatchewan Wheat Pool Inc.**
Quarterly Financial Statements – the Period Ending April 30, 2006

Saskatchewan Wheat Pool Inc. issued a news release regarding its third quarter financial statements for the period ending April 30, 2006 on June 9, 2006. The newswire service, CCN Matthews issued the news release as required by the Timely Disclosure Rules.

On June 9, 2006, Saskatchewan Wheat Pool Inc. distributed the interim financial statements for the period ending April 30, 2006, to its shareholders requesting the interim financial statements. Electronic copies of the report that include the financial statements, MD&A, along with its Certifications of Interim Filings F52-109F2 and this letter were filed electronically with the provincial securities commissions and the Toronto Stock Exchange through SEDAR.

"C. Vancha"

Colleen Vancha, Vice-President
Investor Relations & Communications

cc: Wayne Cheeseman, Chief Financial Officer
Ray Dean, General Counsel, Corporate Secretary